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                                       Continental Resources, Inc.
                      Exhibit 12.1 - COMPUTATION OF RATIO OF DEBT TO ADJUSTED EBITDA
                                                                                                Nine months
                                                                                                   ended
                                                 YEAR ENDED DECEMBER 31,                       September 30,
                                   --------------------------------------------------------- -----------------
                                      1999       2000        2001        2002         2003         2004
                                   -----------------------------------------------------------------------
NET INCOME (LOSS)                    3,920      37,780      11,667     (20,032)       2,340       18,667
INCOME TAXES                             -           -           -           -            -            -
INTEREST EXPENSE                    17,370      16,514      15,674      18,401       20,258       16,152
DD&A                                19,549      19,552      27,731      31,380       42,367       30,329
ACCRETION EXPENSE                        -           -           -           -        1,151          788
PROPERTY IMPAIRMENTS                 5,154       5,631      10,113      25,686        8,975        9,062
EXPLORATION EXPENSE                  3,191       9,965      15,863      10,229       17,221        9,278
LITIGATION SETTLEMENT                    -           -           -           -            -            -
CHANGE IN ACCOUNTING PRINCIPLE           -           -           -           -       (2,162)           -
                                   ----------  ----------  ---------- ------------  -----------  ----------

ADJUSTED EBITDA <F1>                49,184      89,442      81,048      65,664       90,150       84,276
ANNUALIZED ADJUSTED EBITDA                                                                       112,368
TOTAL DEBT <F2>                    170,637     140,350     183,395     235,205      277,093      281,583
TOTAL DEBT TO ADJUSTED EBITDA          3.5         1.6         2.3         3.6          3.1          2.5
_______________

<F1>
     Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation, depletion, amortization, accretion, property impairments and exploration expense, excluding proceeds from litigation settlements. Adjusted EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted
     EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computations of Adjusted
     EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company' ability to meet future debt service requirements, if any.

<F2>
     Total debt excludes capital leases of $11.3 million in the nine months ended September 30, 2004,
     $13.8 million at year-end 2003 and $12.0 million at year-end 2002.

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